Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Statement of Computation of Ratios of

Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Earnings from continuing operations before income taxes	$23,885	$18,571	$31,445	$41,202	$27,033
Fixed charges	35,469	41,186	36,236	38,860	38,157
Cash distributions from equity method investments	810	949	675	690	975

Total earnings	$60,164	$60,706	$68,356	$80,752	$66,165
Fixed charges:
Interest expense	$35,201	$40,945	$36,013	$38,640	$37,940
Estimated interest expense within rental expense (1)	268	241	223	220	217

Total fixed charges	$35,469	$41,186	$36,236	$38,860	$38,157
Preferred stock dividend (2)	5,153	5,111	4,527	4,942	4,911

Total fixed charges and preferred stock dividends	$40,622	$46,297	$40,763	$43,802	$43,068

Ratio of earnings to fixed charges	1.70	1.47	1.89	2.08	1.73

Ratio of earnings to fixed charges and preferred stock dividends	1.48	1.31	1.68	1.84	1.54

(1)	Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)	Represents pre-tax earnings required to pay preferred stock dividends.